UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 2002


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               UNOCAL SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN




The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 2002 and 2001, and the results of its transactions for each of the years then ended.



                                                                    Page Number



Report of Independent Auditors                                              1

Financial Statements:

     Statements of Net Assets Available for Benefits
        at December 31, 2002 and 2001                                       2

     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2002 and 2001                      3

     Notes to Financial Statements                                         4-8

Supplemental Schedules*:

     Schedule of Assets Held for Investment Purposes
        at December 31, 2002                                                9

     Schedule of Reportable Transactions for
        the year ended December 31, 2002                                   10

Signature                                                                  11

Exhibit Index                                                              12

* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Unocal Savings Plan.

                         REPORT OF INDEPENDENT AUDITORS




To the Unocal Savings Plan Committee:


         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unocal Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2002 and reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 6, 2003

                               Unocal Savings Plan
                 Statements of Net Assets Available for Benefits

                                                         December 31,
                                                  2002                   2001
--------------------------------------------------------------------------------

Assets:
     Investments at fair value              $408,460,282           $485,383,654
     Cash                                        504,396                773,306
                                       ------------------     ------------------
              Total assets                   408,964,678            486,156,960

                                       ------------------     ------------------
Net assets available for benefits           $408,964,678           $486,156,960
                                       ==================     ==================


                See accompanying notes to financial statements.

                              Unocal Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                     Year Ended December 31,
                                                        2002               2001
--------------------------------------------------------------------------------

Additions:
  Additions to (deductions from) net assets attributed to:
    Investment income:
      Net depreciation in
        fair value of investments                $ (76,270,236)   $ (60,087,690)
      Interest                                       1,129,642        2,123,253
      Dividends                                      6,246,389        7,656,962
                                                 --------------   --------------
        Total investment gain (loss)               (68,894,205)     (50,307,475)

  Contributions:
      Participant                                   21,914,732       18,047,217
      Company                                       12,243,216       10,996,479
                                                 --------------   --------------
        Total contributions                         34,157,948       29,043,696

                                                 --------------   --------------
              Total additions (deductions)         (34,736,257)     (21,263,779)
                                                 --------------   --------------

Deductions:
  Deductions from net assets attributed to:
      Participant withdrawals & distributions       42,448,925       53,385,593
      Trustee fees and other expense                     7,100            7,050
                                                 --------------   --------------
              Total deductions                      42,456,025       53,392,643
                                                 --------------   --------------

              Net decrease                         (77,192,282)     (74,656,422)

Net assets available for benefits:
      Beginning of year                            486,156,960      560,813,382
                                                 --------------   --------------
      End of year                                 $408,964,678     $486,156,960
                                                 ==============   ==============

         See accompanying notes to financial statements.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - Description of the Plan

General

         Unocal Corporation ("Unocal") was incorporated in Delaware on March 18, 1983, as the parent of Union Oil Company of California. The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California (the "Company") matching contributions and for participants' voluntary pre-tax and/or after-tax contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the Company and participants to the Plan. During 2002 and 2001, all Company contributions were initially invested in common stock of Unocal and participant contributions were invested at the discretion of the participants in a range of investment fund options and Unocal common stock. During 2002 and 2001, participants were permitted to immediately transfer Company contributions from Unocal common stock into any of the Plan investment options. Most balances remain with the Trustee until withdrawn by participants following termination of employment; however loans, hardship withdrawals, and certain other withdrawals are permitted during employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

         The Savings Plan booklet dated May 1, 2000 and the Addendum dated January 1, 2001 constitute part of a prospectus covering securities that has been registered under the Securities Act of 1933. The Savings Plan booklet and Addendum constitute the Summary Plan Description of the Plan as of January 1, 2001. The Company has made certain plan changes that were allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001. Most of these changes became effective January 1, 2002 and other changes were implemented by year-end 2002.

Participation

         Regular, full-time employees are eligible to participate in the Plan immediately upon employment by the Company. Part-time and temporary employees are eligible to participate following the first service year in which they complete at least 1,000 hours of service.

Contributions

         Participant Contributions -- Participant contributions are voluntary and can be all pre-tax, all after-tax, or a combination of both. A participant's total annual pre-tax contribution limit was raised to 50 percent from 15 percent of the participant's annual base pay. The pre-tax contributions are also known as "401(k) contributions". A participant's contributions shall not exceed the maximum amount allowed by law. A participant's after-tax contribution limit is 15 percent of base pay. The total pre-tax contributions and after-tax contributions can not exceed 50 percent of base pay.

         Company Matching Contributions -- The Company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

         At its discretion, the Company directs the Trustee to purchase shares attributable to Company matching contributions either on the open market or by private purchases directly from the Company.

Participant Accounts

         Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

Vesting

         Participants are always 100 percent vested in participant contributions and the dividends on those contributions. Vesting in the Company contributions portion of participants' accounts and the dividends thereon is based on years of vesting service. Participants are 100 percent vested in Company contributions and dividends thereon after two years of vesting service. Special vesting rules also apply to certain participants depending on the date of and reason for termination of employment.

Payment of Benefits

         Following termination of employment, participants may elect to receive their account balance or defer their distribution until a later date chosen by the participant, but not beyond April 1 of the year following attainment of age 70-1/2.

         Following termination of employment and after age 55, participants may receive partial withdrawals but no more frequently than once per calendar month.

Rollovers into the Plan

         The Plan will accept rollovers from other employers' qualified plans, subject to certain restrictions.

Loans

         All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

Federal Income Tax Status

         The Company obtained its latest determination letter on October 2, 2002, from the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         For 2002, the maximum employee pay eligible for benefit purposes under a qualified plan was increased to $200,000 per year from $170,000 per year in 2001. If an employee's pay exceeded $200,000, only the first $200,000 of base pay was eligible for calculating employee and Company contributions.

         Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. The limit was $11,000 for 2002 and 10,500 for 2001. Effective September 1, 2002, "catch-up" contributions were added to the Plan that allowed employees who were at least age 50 to contribute an additional pre-tax contribution of $1,000. These limits are subject to adjustment in future years, in accordance with Federal regulations. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The Company matching contributions are also suspended if the annual limit is reached before year-end.

         Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty. Retiring employees and former employees who are at least age 55 may make a withdrawal from their plan account without a tax penalty.

Plan Amendment or Termination

         The Company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or part. In the event of termination, participants become fully vested in their individual accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided by ERISA. The Company has no present intent to discontinue the Company matching contributions or to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In addition, the following accounting policies are applied:

         a. Purchases and sales of Unocal common stock:

         During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one or more buy and sell trades per day.

         During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to ensure that all participants requesting trades will be treated equitably.

         b. Dividend income is recorded on the ex-dividend date.

         c. Interest income is recorded as earned on the accrual basis.

         d. Benefits are recorded when paid.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Unocal common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 2002 and 2001. Investments in common trust funds are valued based on information provided by the Plan's investment custodian. The financial statements of the common trust funds are audited annually by independent auditors. The value of the assets of the Plan are subject to the variations in the market. The fair value of the investments and net assets available for benefits could be materially affected by a change in market conditions.

Use of Estimates in Preparation of the Financial Statements

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3  - Investments

         The following table presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                      December 31,
Shares in (000s)                                2002               2001
-------------------------------------------------------------------------------

Unocal Common Stock (a)
5,530 and 5,937 shares, respectively           $169,112,172       $214,155,029

Putnam S&P 500 Index Fund
3,027 and 3,014 shares, respectively             65,505,796         83,931,101

Putnam Money Market Fund
46,059 and 40,051 shares, respectively           46,058,612         40,050,878

George Putnam Fund of Boston
2,314 and 2,270 shares, respectively             34,319,318         38,062,917

Putnam New Opportunities Fund
954 and 1,042 shares, respectively               27,840,218         43,736,755

Putnam Voyager Fund
1,460 and 1,527 shares, respectively             19,049,466         27,127,733

(a)  Includes both participant and nonparticipant-directed amounts.

The Plan's investments depreciated in value as follows:

                                                  December 31,
                                        2002                     2001
                                ---------------------------------------------
Mutual funds                            $ (30,936,563)          $(33,821,337)
Common or collective trusts               (18,732,054)           (11,661,112)
Common stock                              (26,601,619)           (14,605,241)
                                ----------------------     ------------------
                                        $ (76,270,236)          $(60,087,690)
                                ======================     ==================

Nonparticipant-Directed Investments

         The nonparticipant-directed investments and the significant components of the changes in those net assets are as follows:


                                                     December 31,
                                          2002                       2001
-------------------------------------------------------------------------------

Assets:
     Unocal common stock               $ 72,279,976               $ 87,173,063
                              ----------------------     ----------------------
     Total assets                        72,279,976                 87,173,063

                              ----------------------     ----------------------
Total nonparticipant-directed
         net assets                    $ 72,279,976               $ 87,173,063

                              ======================     ======================

                                               Year Ended December 31,
                                          2002                       2001
-------------------------------------------------------------------------------

Changes in net assets:
     Contributions                      $ 12,243,216               $ 10,996,479
     Dividends                             1,801,096                  1,918,956
     Net depreciation                    (11,204,331)                (5,485,521)
     Benefits paid to participants        (5,036,405)                (6,715,085)
     Transfers to participant -
        directed investments             (12,696,663)                (5,911,656)
                               ----------------------     ----------------------
          Net decrease                 $ (14,893,087)              $ (5,196,827)
                               ======================     ======================

NOTE 4  - Forfeitures by Members

         Company contributions and earnings thereon under the Plan are forfeited by employees whose employment is terminated before vesting is attained. However, if an employee is re-employed by the Company and performs an hour of service within five years after the date of termination of employment, the forfeited shares will be restored to the employee's Plan account. Amounts forfeited will be used to restore previously forfeited accounts when necessary. Remaining amounts forfeited will then be used to offset future Company contributions to participant accounts.

         At December 31, 2002 and 2001, forfeited nonvested accounts totaled $87,585 and $45,086, respectively.

NOTE 5  - Parties-in-interest

         Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services are included in the net asset value of the shares of the mutual funds; other fees paid by the Plan are disclosed on the face of the statement of changes in net assets available for benefits for the years ended December 31, 2002 and 2001.

         The Company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the Company qualify for a statutory exemption. Total expenses paid by the Company were $51,082 and $83,335 for the years ended December 31, 2002 and 2001, respectively.


                               Unocal Savings Plan
               Schedule of Assets Held for Investment Purposes***
                              At December 31, 2002

       (a)                     (b)                                    (c)                                (d)                (e)
                   Identity of Issuer,                     Description of Investment,
                   Borrower, Lessor                     Including Maturity Date, Rate of
                   or Similar Party               Interest, Collateral, Par, or Maturity Value           Cost          Current Value
------------------------------------------------------------------------------------------------------------------------------------

        *          Unocal Corporation          Unocal Corporation Common Stock                     $ 160,970,155      $ 169,112,172
                                               5,530,156 shares
        **         Putnam Investments          Putnam S&P 500 Index Fund                                                 65,505,796
                                               3,027,070 shares
        **         Putnam Investments          George Putnam Fund of Boston                                              34,319,318
                                               2,314,182 shares
        **         Putnam Investments          The Putnam Bond Index Fund                                                12,683,087
                                               971,884 shares
        **         Vanguard Group              The Vanguard Windsor II Fund                                              11,892,613
                                               571,760 shares
        **         Putnam Investments          Putnam International Growth Fund                                           9,709,338
                                               587,732 shares
        **         Putnam Investments          Putnam Money Market Fund                                                  46,058,612
                                               46,058,612 shares
        **         Putnam Investments          Putnam New Opportunities Mutual Fund                                      27,840,218
                                               954,086 shares
        **         Putnam Investments          Putnam Voyager Fund                                                       19,049,466
                                               1,459,729 shares
        **         Putnam Investments          Vanguard Life Strategy Income Fund                                         1,578,474
                                               128,123 shares
        **         Putnam Investments          Vanguard Life Strategy Moderate Growth Fund                                  918,720
                                               66,238 shares
        **         Putnam Investments          Wells Fargo Small Cap Opportunities Fund                                     745,823
                                               32,812 shares
        **         Putnam Investments          PIMCO Renaissance Institutional Fund                                         577,998
                                               39,346 shares
        **         Putnam Investments          Royce Opportunity Fund                                                       745,622
                                               101,033 shares
        **         Putnam Investments          Vanguard Life Strategy Growth Fund                                           489,449
                                               34,084 shares
        **         Putnam Investments          Vanguard Life Strategy Conservative Growth Fund                              141,141
                                               11,009 shares
        **         Putnam Investments          Participant Loans (General loan term varies up to 5 years;                 7,092,435
                                                 primary residence loan varies up to 15 years;
                                                 interest rate 5.5% to 8.75%)
                                                                                                                 -------------------
                                               Total assets held for investment purposes                              $ 408,460,282
                                                                                                                 ===================

*   Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.
**  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
      The Vanguard Windsor II Fund is also available through Putnam Investments.
*** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

                                      -9-

                                                      UNOCAL SAVINGS PLAN
                                            Schedule of Reportable Transactions (1)
                                                       December 31, 2002

 (a)                     (b)                    (c)           (d)       (e)     (f)          (g)            (h)               (i)
Identity of      Description of Assets                                         Expense                 Current Value of
  Party         (including Interest Rate     Purchase      Selling    Lease Incurred With   Cost        Asset on
 Involved    And Maturity in Case of a loan)   Price        Price     Rental Transaction  of Asset    Transaction Date    Net Gain
------------------------------------------------------------------------------------------------------------------------------------

Unocal
Corrporation (2) Common Stock               $45,700,760                                  $ 45,700,760   $ 45,700,760
                      (397 transactions)

Unocal
Corporation  (2) Common Stock                            $ 59,311,213                      51,429,059                   $ 7,882,154
                      (696 transactions)

Putnam Money
Market Fund  (3) Fund Shares                $48,573,092                                  $ 48,573,092   $ 48,573,092
                      (611 transactions)

Putnam Money
Market Fund  (3) Fund Shares                             $ 42,565,358                    $ 42,565,358                   $     -
                      (460 transactions)

(1)  Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

(3) Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.

                                      -10-

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            UNOCAL SAVINGS PLAN



Date:  June 27, 2003                    By:  /s/Joe D. Cecil
                                            --------------------------------
                                            Joe D. Cecil
                                            Unocal Savings Plan Committee Member

                                  EXHIBIT INDEX



 Exhibit 23      Consent of PricewaterhouseCoopers LLP

 Exhibit 99      Certification Pursuant to 18 U.S.C. Section 1350


                                      -12-